INDEPENDENT AUDITORS REPORT

Osmonics, Inc.

We have audited the consolidated financial statements of Osmonics, Inc. (the Company) as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 and have issued our report thereon dated March 3, 1999. Such financial statements and reports are included in the Company's 1998 Annual Report to Shareholders and are incorporated herein by reference. Our audits also included the financial statement schedule of the Company, listed in Item 14. This financial statement schedule is the responsibility of the Company's management. Our responsibilty is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material aspects, the information set forth therein.


DELOITTE AND TOUCHE LLP


Minneapolis, Minnesota
March 30, 1999